SHANDA INTERACTIVE ENTERTAINMENT LIMITED
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. (New York time) on October 14, 2010)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such receipt(s) of Shanda Interactive Entertainment Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on September 14, 2010, at the Annual General Meeting of Shareholders of Shanda Interactive Entertainment Limited to be held at 3:30 p.m. on October 22, 2010 at Executive Boardroom, Business Center, Level 7, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong, in respect of the resolutions specified on the reverse.

NOTE:

1.
Please direct the Depositary how it is to vote by marking “X” in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the
Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To include any comments, please mark this box.  ☐

Please complete and date this voting instruction on the reverse side and return it promptly in the accompanying envelope.

Ñ DETACH VOTING INSTRUCTION HERE Ñ

Mark, Sign, Date and Return	☒
the Voting Instruction Promptly	Votes must be indicated
Using the Enclosed Envelope.	(x) in Black or Blue ink.
PROPOSAL NO. 1: Elect the following
directors to serve for the ensuing year
and until their successors are elected
and duly qualified:	FOR	AGAINST	ABSTAIN
1. Tianqiao Chen	☐	☐	☐
2. Danian Chen	☐	☐	☐
3. Qianqian Luo	☐	☐	☐
4. Jingsheng Huang	☐	☐	☐
5. Chengyu Xiong	☐	☐	☐
6. Kai Zhao	☐	☐	☐
7. Qunzhao Tan	☐	☐	☐
8. Grace Wu	☐	☐	☐
To change your address, please mark this box. ☐
The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Share Owner sign here	Co-Owner sign here
Date: